Exhibit 12.1

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003(1)	2004
Income (loss) from continuing operations before income taxes	$95,929	$145,203	$183,442	$87,544	$(48,460)	$17,500

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	7,214	5,808	3,038	14,033	14,717	3,554
Interest element of rentals	2,080	3,040	4,240	11,600	9,720	2,390

Total fixed charges	9,294	8,848	7,278	25,633	24,437	5,944

Earnings before income taxes and fixed charges	$105,223	$154,051	$190,720	$113,177	$(24,023)	$23,444

Ratio of earnings to fixed charges	11.32	17.41	26.21	4.42	—	3.94

(1)	As a result of the Comcast arbitration ruling, we recognized a loss from continuing operations before income taxes for the year ended December 31, 2003. The amount of the coverage deficiency for the historical year ended December 31, 2003 was $48.5 million.